ONCOSEC MEDICAL INCORPORATED

24 North Main Street

Pennington, NJ 08534-2218

June 24, 2020

Securities and Exchange Commission

Department of Corporation Finance

Washington, D.C. 20549

Attn: Sonia Bednarowski

Via:	EDGAR Submission

Re:	OncoSec Medical Incorporated
Registration Statement on Form S-3/A
Filed June 23, 2020
File No. 333-233447

Ladies and Gentlemen:

OncoSec Medical Incorporated (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. (ET) on Friday, June 26, 2020 or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew W. Mamak of Alston & Bird LLP with any questions or comments at 212-210-1256. Thank you for your assistance with this filing.

ONCOSEC MEDICAL INCORPORATED

By:	/s/ Daniel J. O’Connor
Daniel J. O’Connor
President and Chief Executive Officer